UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended September 30, 2011

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report contains the quarterly report of Textainer Group Holdings Limited for the three months ended September 30, 2011.

1.	Quarterly Report of Textainer Group Holdings Limited for the Three Months Ended September 30, 2011

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended September 30, 2011

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures and application of significant accounting policies, as well as assumptions and estimates relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “expect,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue,” “future” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) future debt repayment amounts and timing, (ii) expectations regarding future new equipment prices, related trends in container resale prices and affected accounting estimates, (iii) factors that are likely to continue to affect our performance, (iv) our belief that our liquidity has not been materially impacted by the current credit environment and (v) our belief that, assuming that our lenders remain solvent, our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2011 (our “2010 Form 20-F”), and any risks described in Item 4. “Risk Factors” set forth in this Quarterly Report on Form 6-K.

We believe that it is important to communicate our expectations about the future to existing and potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2010 Form 20-F, as well as any cautionary language and risk factors in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events or risks described in Item 3, “Key Information -- Risk Factors” included in our 2010 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Readers are cautioned not to place undue reliance on our forward-looking statements.

Any forward-looking statements regarding our present plans or expectations for container purchases and orders, sources and availability of financing, and future operating performance involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, any forward-looking statements with regard to our present expectations for operating results and cash flows involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2010 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present expectations. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and any documents that we reference and/or have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our significant accounting policies as described in Item 18, “Financial Statements” included in our 2010 Form 20-F.

ITEM 1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2011 and December 31, 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2011	2010
Assets

Current assets:
Cash and cash equivalents	$73,349	$57,081
Accounts receivable, net of allowance for doubtful accounts of $7,063 and $8,653 in 2011 and 2010, respectively	78,984	63,511
Net investment in direct financing and sales-type leases	23,618	19,117
Trading containers	13,139	404
Containers held for sale	3,914	2,883
Prepaid expenses	9,961	8,603
Deferred taxes	1,890	1,895
Due from affiliates, net	9	-

Total current assets	204,864	153,494
Restricted cash	42,065	15,034
Containers, net of accumulated depreciation of $398,576 and $361,791 at 2011 and 2010, respectively	1,888,515	1,437,259
Net investment in direct financing and sales-type leases	78,591	72,224
Fixed assets, net of accumulated depreciation of $9,355 and $8,820 at 2011 and 2010, respectively	1,870	1,804
Intangible assets, net of accumulated amortization of $32,063 and $27,441 at 2011 and 2010, respectively	48,054	60,122
Interest rate swaps	-	1,320
Other assets	7,653	5,950

Total assets	$2,271,612	$1,747,207

Liabilities and Equity

Current liabilities:
Accounts payable	$6,974	$6,296
Accrued expenses	13,898	11,988
Container contracts payable	19,499	98,731
Deferred revenue	8,301	6,855
Due to owners, net	18,962	17,545
Secured debt facility	19,893	-
Bonds payable	91,500	51,500

Total current liabilities	179,027	192,915
Revolving credit facility	136,000	104,000
Secured debt facility	775,503	558,127
Bonds payable	487,066	175,570
Deferred revenue	1,962	2,994
Interest rate swaps	18,019	13,581
Income tax payable	21,982	20,821
Deferred taxes	7,278	8,632

Total liabilities	1,626,837	1,076,640

Equity:

Textainer Group Holdings Limited shareholders’ equity:

Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,936,405 and 48,318,058 at 2011 and 2010, respectively	489	483
Additional paid-in capital	152,580	181,602
Accumulated other comprehensive income (loss)	137	(52)
Retained earnings	491,115	401,849

Total Textainer Group Holdings Limited shareholders’ equity	644,321	583,882

Noncontrolling interest	454	86,685

Total equity	644,775	670,567

Total liabilities and equity	$2,271,612	$1,747,207

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and nine months ended September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010

Revenues:

Lease rental income	$85,147	$61,268	$240,555	$167,590
Management fees	7,397	7,760	22,696	21,065
Trading container sales proceeds	9,024	2,211	19,444	9,846
Gains on sale of containers, net	7,913	4,389	23,724	21,379

Total revenues	109,481	75,628	306,419	219,880

Operating expenses (income):

Direct container expense	4,480	4,107	12,753	21,448
Cost of trading containers sold	8,047	1,819	17,237	7,900
Depreciation expense	18,809	14,891	61,676	40,922
Amortization expense	1,443	1,636	4,775	4,788
General and administrative expense	5,801	5,146	18,042	16,095
Short-term incentive compensation expense	1,259	1,347	3,712	3,463
Long-term incentive compensation expense	1,356	1,062	4,464	4,200
Bad debt expense (recovery), net	1,681	227	2,225	(254)
Gain on sale of containers to noncontrolling interest	-	-	(19,773)	-

Total operating expenses, net	42,876	30,235	105,111	98,562

Income from operations	66,605	45,393	201,308	121,318

Other income (expense):

Interest expense	(13,708)	(6,058)	(30,242)	(11,493)
Interest income	6	8	20	14
Realized losses on interest rate swaps and caps, net	(2,763)	(2,292)	(8,170)	(7,399)
Unrealized losses on interest rate swaps, net	(3,516)	(3,188)	(5,758)	(9,516)
Other, net	12	(492)	(118)	(829)

Other expense, net	(19,969)	(12,022)	(44,268)	(29,223)

Income before income tax and noncontrolling interest	46,636	33,371	157,040	92,095

Income tax (expense) benefit	(1,131)	49	(7,511)	(3,219)

Net income	45,505	33,420	149,529	88,876

Net loss (income) attributable to the noncontrolling interest	295	(2,752)	(14,842)	(8,892)

Net income attributable to Textainer Group Holdings Limited common shareholders	$45,800	$30,668	$134,687	$79,984

Net income attributable to Textainer Group Holdings Limited common shareholders
Basic	$0.94	$0.64	$2.76	$1.67
Diluted	$0.92	$0.62	$2.70	$1.63

Weighted average shares outstanding (in thousands):
Basic	48,916	48,171	48,832	47,907
Diluted	49,692	49,441	49,809	49,039

See accompanying notes to condensed consolidated financial statements

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine months ended September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2011	2010

Cash flows from operating activities:

Net income	$149,529	$88,876

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	61,676	40,922
Bad debt expense (recovery), net	2,225	(254)
Unrealized losses on interest rate swaps , net	5,758	9,516
Amortization of debt issuance costs	5,878	2,711
Amortization of intangible assets	4,775	4,788
Amortization of acquired net (below) above-market leases	(353)	170
Amortization of deferred revenue	(6,425)	(5,345)
Amortization of unearned income on direct financing and sales-type leases	(6,798)	(6,044)
Gains on sale of containers, net	(23,724)	(21,379)
Gain on sale of containers to noncontrolling interest	(19,773)	-
Share-based compensation expense	4,663	4,316
Changes in operating assets and liabilities	(18,433)	539

Total adjustments	9,469	29,940

Net cash provided by operating activities	158,998	118,816

Cash flows from investing activities:

Purchase of containers and fixed assets	(761,191)	(164,035)
Payment for Textainer Marine Containers Ltd. capital restructuring, net of cash acquired	(11,783)	-
Proceeds from sale of containers and fixed assets	57,308	44,342
Receipt of principal payments on direct financing and sales-type leases	22,858	34,393

Net cash used in investing activities	(692,808)	(85,300)

Cash flows from financing activities:

Proceeds from revolving credit facility	166,000	51,000
Principal payments on revolving credit facility	(134,000)	(29,000)
Proceeds from secured debt facility	591,000	109,000
Principal payments on secured debt facility	(353,802)	(70,000)
Proceeds from bonds payable	400,000	-
Principal payments on bonds payable	(48,625)	(38,625)
Increase in restricted cash	(27,031)	(7,262)
Debt issuance costs	(8,312)	(11,669)
Issuance of common shares upon exercise of share options	5,840	3,787
Excess tax benefit from share-based compensation awards	3,491	-
Capital contributions from noncontrolling interest	749	-
Dividends paid	(45,421)	(34,606)

Net cash provided by (used in) financing activities	549,889	(27,375)

Effect of exchange rate changes	189	12

Net increase in cash and cash equivalents	16,268	6,153

Cash and cash equivalents, beginning of the year	57,081	56,819

Cash and cash equivalents, end of period	$73,349	$62,972

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine months ended September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2011	2010

Supplemental disclosures of cash flow information:

Cash paid during the period for:

Interest and realized losses on interest rate swaps and caps, net	$31,439	$16,000
Net income taxes paid	$133	$325

Supplemental disclosures of noncash investing activities:

(Decrease) increase in accrued container purchases	$(79,232)	$126,000
Containers placed in direct financing and sales-type leases	$34,625	$20,814
Intangible assets relinquished for container purchases	$7,646	$-
Contribution of nonmonetary assets for Textainer Marine Containers Ltd. capital restructuring
Net investment in direct financing and sales-type leases	$8,896	$-
Containers, net	$124,153	$-

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container ownership, Container management and Container resale (see Note 9 “Segment Information”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on March 18, 2011.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s consolidated financial position as of September 30, 2011, and the Company’s consolidated results of operations for the three and nine months ended September 30, 2011 and 2010 and the consolidated cash flows for the nine months ended September 30, 2011 and 2010. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2011.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

On August 5, 2011, a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), was formed between the Company’s wholly owned subsidiary, Textainer Limited (“TL”), and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit agreement, dated as of August 5, 2011, with certain lenders and Wells Fargo Securities, LLC (“WFS”), as administrative agent for the lenders, TW maintains a revolving credit facility with an aggregate commitment of up to $425,000 for the origination of direct financing leases to finance up to 85% of the book value of TW’s net investment in direct financing leases (see Note 8 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments”). Both WFC and WFS are directly and indirectly wholly owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

management agreement, the Company’s wholly owned subsidiary, Textainer Equipment Management Limited (“TEML”), manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases.

Based on the combined design and provisions of TW’s members, credit and management agreements, the Company has determined that TW is a Variable Interest Entity (“VIE”) and that the Company is the primary beneficiary of TW by virtue of its role as manager of the vehicle and its equity ownership in the entity. An entity is the primary beneficiary of a VIE if it meets both of the following criteria:

—	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

—	The obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be potentially significant to the VIE.

Accordingly, the Company includes TW’s financial statements in its consolidated financial statements. The equity owned by WFC in TW is shown as a noncontrolling interest on the Company’s consolidated balance sheet and the net income (loss) attributable to its operations is shown as net income (loss) attributable to noncontrolling interest on the Company’s consolidated statement of income.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 10 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in the United States, Canada, Bermuda, Singapore, the United Kingdom, the Netherlands and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

The changes in the carrying amount of intangible assets during the nine months ended September 30, 2011 are as follows:

Balance as of December 31, 2010	$60,122
Reduction arising from the relinquishment of management rights from the purchase of containers	(7,646)
Amortization of step acquisition adjustment related to lease contracts (1)	353
Amortization expense	(4,775)

Balance as of September 30, 2011	$48,054

(1)	Represents amortization of a step acquisition adjustment related to TL’s purchase of 3,000 additional Class A shares of the Company’s primary asset owning subsidiary, Textainer Marine Containers Limited (“TMCL”), on November 1, 2007. The adjustment was recorded to increase the balance of the lease contracts to an amount that equaled the fair market value of the lease contracts on the date of acquisition and the related amortization is included in lease rental income in the accompanying condensed consolidated statements of income.

The following is a schedule, by year, of future amortization of intangible assets as of September 30, 2011:

Twelve months ending September 30:
2012	$5,384
2013	5,691
2014	5,731
2015	5,737
2016 and thereafter	25,511

Total future amortization of intangible assets	$48,054

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct finance and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct finance leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers that are purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company has experienced a significant increase in container resale prices over the last few years as a result of an industry-wide shortage of older containers available for sale and the increased cost of new containers. Based on this extended period of higher realized container resale prices and the Company’s expectation that new equipment prices will remain near current levels, the Company increased the estimated future residual values of its containers used in the calculation of depreciation expense during the three months ended September 30, 2011. The effect of this change for the three and nine months ended September 30, 2011 was a reduction in depreciation expense of $4,761 ($4,347 after tax or $0.09 per diluted share for the three and nine months ended September 30, 2011). Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in additional income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a damage protection plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(i)	Concentrations

Although substantially all of the Company’s revenue is derived from assets employed in foreign countries, substantially all of this revenue is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three months ended September 30, 2011 and 2010, $1,466 (or 32.7%) and $1,181 (or 28.8%), respectively, and for the nine months ended September 30, 2011 and 2010, $4,399 (or 34.5%) and $7,238 (or 33.7%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three and nine months ended September 30, 2011 and 2010, the Company’s direct container expenses were paid in 16 and 18 different foreign currencies, respectively. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for lease rental income from one major lessee that amounted to 12.8% and 12.2% of the Company’s lease rental income for the three and nine months ended September 30, 2011, respectively, and 11.1% and 11.0% of the Company’s lease rental income for the three and nine months ended September 30, 2010, respectively, no other single lessee made up greater than 10% of the Company’s lease rental income for those periods. The same customer accounted for 17.4% and 13.5% of the Company’s accounts receivable, net as of September 30, 2011 and December 31, 2010, respectively.

(j)	Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps. At September 30, 2011 and December 31, 2010, the fair value of the Company’s

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $102,722 and $88,904 at September 30, 2011 and December 31, 2010, respectively, compared to a book value of $102,209 and $91,341 at September 30, 2011 and December 31, 2010, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $1,482,442 and $869,596 at September 30, 2011 and December 31, 2010, respectively, compared to a book value of $1,509,962 and $889,197 at September 30, 2011 and December 31, 2010, respectively.

(k)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps and caps, net in the condensed consolidated statements of income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of income as unrealized losses on interest rate swaps, net.

(l)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options and restricted share units awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of income.

The Company uses the Black-Scholes-Merton option-pricing model as a method for determining the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(m)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

(n)	Reclassifications

Certain reclassifications of 2010 amounts have been made in order to conform with the 2011 financial statement presentation. On the Company’s condensed consolidated statement of income for the three months ended September 30, 2010, gain on lost military containers, net of $152 was reclassified as $229 of trading container sales proceeds, $147 of gains on sale of containers, net and $224 of cost of trading containers sold. On the Company’s condensed consolidated statement of income for the nine months ended September 30, 2010, gain on lost military containers, net of $498 was reclassified as $440 of trading container sales proceeds, $465 of gains on sale of containers, net and $407 of cost of trading containers sold.

(o)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the applicable period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Share options for the three and nine months ended September 30, 2011 of 151,543 and 152,040, respectively, were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method. There were no share options excluded from the computation of diluted net income per share for the three and nine months ended September 30, 2010 because none of the shares were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS is presented as follows:

All amounts in thousands, except Net income attributable to Textainer Group Holdings Limited common shareholders per common share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders- basic and diluted EPS	$45,800	$30,668	$134,687	$79,984
Denominator:
Weighted average common shares outstanding - basic	48,916	48,171	48,832	47,907
Dilutive share options and restricted share units	776	1,270	977	1,132

Weighted average common shares outstanding - diluted	49,692	49,441	49,809	49,039

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.94	$0.64	$2.76	$1.67
Diluted	$0.92	$0.62	$2.70	$1.63

(p)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2011 and December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2011
Assets
Interest rate swaps	$-	$-	$-

Total	$-	$-	$-

Liabilities
Interest rate swaps	$-	$18,019	$-

Total	$-	$18,019	$-

December 31, 2010
Assets
Interest rate swaps	$-	$1,320	$-

Total	$-	$1,320	$-

Liabilities
Interest rate swaps	$-	$13,581	$-

Total	$-	$13,581	$-

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of September 30, 2011 and December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2011
Assets
Containers held for sale (1)	$-	$151	$-

Total	$-	$151	$-

December 31, 2010
Assets
Containers held for sale (1)	$-	$376	$-

Total	$-	$376	$-

(1)	Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company records impairments to write down the value of containers held for sale to their estimated fair value less cost to sell. The Company recorded impairments during the three months ended September 30, 2011 and 2010 of $375 and $211, respectively, and during the nine months ended September 30, 2011 and 2010 of $1,160 and $814, respectively, as a part of depreciation expense to write down the value of containers identified for sale to their estimated fair value less cost to sale.

The Company measures the fair value of its $512,060 notional amount of interest rate swaps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap agreements had a net fair value liability of $18,019 and $12,261 as of September 30, 2011 and December 31, 2010, respectively. The credit valuation adjustment (which was a reduction in the liability) was determined to be $170 and $45 as of September 30, 2011 and December 31, 2010, respectively. The change in fair value for the nine months ended September 30, 2011 and 2010 of $5,758 and $9,516, respectively, was recorded in the condensed consolidated statements of income as unrealized losses on interest rate swaps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

(q)	Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of FASB Accounting Standards Codification Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The amendments are effective for interim and annual reporting periods beginning after December 15, 2011. The Company does not believe that the adoption of ASU 2011-04 will have a material effect on its consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”), which provides new guidance on the presentation of comprehensive income in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report an income statement and, immediately following, a statement of other comprehensive income. Under either method, entities must display adjustments to items reclassified from other comprehensive income to net income in both net income and other comprehensive income. ASU 2011-05 will be effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted. The Company does not believe that the adoption of ASU 2011-05 will have a material effect on its consolidated financial position, results of operations or cash flows.

(3)	Gain on Sale of Containers to Noncontrolling Interest

On June 30, 2011, TMCL completed a capital restructuring, whereby TL became the sole owner of TMCL. Immediately before the capital restructuring, TL held an 82.49% economic ownership in TMCL and TCG Fund I, L.P. (“TCG”) held the remaining 17.51% economic ownership. TL’s total ownership and voting interest in TMCL’s Class A common shares before and after the capital restructuring was 75% and 100%, respectively.

On June 30, 2011, TL purchased 1,500 (or 12.5%) Class A common shares of TMCL from TCG for cash consideration of $71,089. The Company accounted for this transaction as a reduction in the related noncontrolling interest and additional paid-in capital. To complete the capital restructuring, TMCL contributed 12.5% of its containers, net and investment in direct financing and sales-type leases to TCG and TCG paid $67,303 of principal on TMCL’s secured debt facility (equal to 12.5% of the balance of TMCL’s secured debt facility and bonds payable) in consideration for the remaining 1,500 (or 12.5%) Class A shares of TMCL held by TCG, which were immediately retired. The fair value of the containers, net and investment in direct financing and sales-type leases contributed was $124,153 and $8,896, respectively, compared to a book value of $104,345 and $8,931, respectively. The Company recorded a gain on sale of containers to noncontrolling interest of $19,773 for the three months ended June 30, 2011 in the amount by which the fair value of its containers, net and net investment in direct financing and sales-type leases exceeded their book values. Simultaneously with the contribution of containers, net and net investment in direct financing and sales-type leases, TCG repaid $67,302 of TMCL’s secured debt facility. As a result of this restructuring, TL acquired the noncontrolling interest in TMCL and additional paid-in capital was reduced by $35,013 during the three months ended June 30, 2011.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

During the three months ended September 30, 2011, TL paid an additional $7,997 of cash consideration to TCG as a final determination of the purchase price as determined under the contract for 12.5% of the book value of TMCL’s net assets excluding the book value of containers, net, net investment in direct financing and sales-type leases, secured debt facility and bonds payable as of June 30, 2011. This additional consideration was recorded as a reduction of additional paid-in capital.

TL’s 100% ownership and voting interest in TMCL’s Class B common shares was not affected by the capital restructuring. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL and was not affected by the capital restructuring. For U.S. federal income tax purposes, as a result of the capital restructuring described above, TMCL became a disregarded entity with respect to the Company. The Company has consolidated TMCL since the inception of the entity in 2001.

(4)	Container Purchases

On May 16, 2011, the Company purchased approximately 113,500 containers that it had been managing for an institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for total purchase consideration of $183,265 (consisting of cash of $175,619 and elimination of the Company’s intangible asset for the management rights relinquished of $7,646). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$174,201
Other net assets	9,064

$183,265

(5)	Transactions with Affiliates and Owners

Due from affiliates, net generally represent cash advances to affiliates and amounts owed by affiliates as a result of the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three and nine months ended September 30, 2011 and 2010, were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Fees from affiliated owners	$1,188	$1,189	$3,554	$3,633
Fees from unaffiliated owners	5,715	6,091	17,688	16,022

Fees from owners	6,903	7,280	21,242	19,655
Other fees	494	480	1,454	1,410

Total management fees	$7,397	$7,760	$22,696	$21,065

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at September 30, 2011 and December 31, 2010 consisted of the following:

	September 30, 2011	December 31, 2010
Affiliated owners	$1,096	$885
Unaffiliated owners	17,866	16,660

Total due to owners, net	$18,962	$17,545

(6)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 55,433 and 52,485 containers under direct financing and sales-type leases as of September 30, 2011 and December 31, 2010, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container ownership segment and included in accounts receivable, net in the consolidated balance sheets, as of September 30, 2011 and December 31, 2010 were as follows:

	September 30, 2011	December 31, 2010
Future minimum lease payments receivable	$114,383	$100,559
Residual value of containers on sales-type leases	9,577	9,390
Less unearned income	(21,751)	(18,608)

Net investment in direct financing and sales-type leases	$102,209	$91,341

Amounts due within one year	$23,618	$19,117
Amounts due beyond one year	78,591	72,224

Net investment in direct financing and sales-type leases	$102,209	$91,341

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct finance leases and sales-type leases as of September 30, 2011, the aging would be as follows:

1-30 days past due	$22,125
31-60 days past due	36,336
61-90 days past due	78
Greater than 90 days past due	166

Total past due	58,705
Current	55,678

Total future minimum lease payments	$114,383

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. Management does not set an internal credit score or obtain an external credit score as part of estimating the allowance as of period end. Based on management’s assessment, there was no allowance for doubtful accounts recorded related to the Company’s net investment in direct financing and sales-type leases as of September 30, 2011 or December 31, 2010 and there were no provisions or write-offs related to the Company’s net investment in direct financing and sales-type leases for the three and nine months ended September 30, 2011.

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of September 30, 2011:

Year ending September 30:
2012	$31,493
2013	27,322
2014	21,859
2015	18,364
2016 and thereafter	15,345

Total future minimum lease payments receivable	$114,383

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $2,220 and $1,832 for the three months ended September 30, 2011 and 2010, respectively, and $6,760 and $5,523 for the nine month ended September 30, 2011 and 2010, respectively.

(7)	Income Taxes

The Company’s effective income tax rates were 2.43% and -0.15% for the three months ended September 30, 2011 and 2010, respectively, and 4.78% and 3.50% for the nine months ended September 30, 2011 and 2010, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company released a liability for unrecognized tax benefits and recognized a tax provision reduction of $3,267 due to the lapsing of certain statutes of limitation during the three months ended September 30, 2011.

In May 2009, the Company received notification from the U.S. Internal Revenue Service (the “IRS”) that the 2007 and 2008 United States tax returns for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited had been selected for examination. On May 6, 2010, the Company received final notification from the IRS that it had completed its examination. As a result, the Company revised its estimate of unrecognized tax benefits by $2,453 and recognized a tax provision reduction of $2,314, net of correlative deduction, during the nine months ended September 30, 2010. The Company also released a liability for unrecognized tax benefits of $3,091 and recognized a tax provision reduction of $2,859, net of correlative deduction, due to the lapsing of certain statutes of limitation during the three months ended September 30, 2010.

(8)	Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of September 30, 2011 and December 31, 2010:

Revolving Credit Facilities, Bonds Payable and Secured Debt Facility	September 30, 2011	December 31, 2010
Revolving Credit Facility, weighted average variable interest at 1.53% and 1.29% at September 30, 2011 and December 31, 2010, respectively	$136,000	$104,000
2005-1 Bonds, variable interest at 0.76% and 0.79% at September 30, 2011 and December 31, 2010, respectively	188,566	227,070
2011-1 Bonds, fixed interest at 4.70% at September 30, 2011	390,000	-
Secured Debt Facility, weighted average variable interest at 2.98% and 3.01% at September 30, 2011 and December 31, 2010, respectively	795,396	558,127

Total debt obligations	$1,509,962	$889,197

Amount due within one year	$111,393	$51,500

Amounts due beyond one year	$1,398,569	$837,697

Revolving Credit Facilities

A Company subsidiary, TL, has a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $205,000 (which includes a $50,000 letter of credit facility) (the “Credit Facility”). The Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the Credit Facility at September 30, 2011 was based either on the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. Total outstanding principal under the Credit Facility was $136,000 and $104,000 as of September 30, 2011 and December 31, 2010, respectively. The Company had no outstanding letters of credit under the Credit Facility as of September 30, 2011 and December 31, 2010.

The Credit Facility is secured by the Company’s containers and under the terms of the Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the Credit Facility, as limited by the Company’s borrowing base, was $25,075 as of September 30, 2011.

TGH acts as a guarantor of the Credit Facility. The Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at September 30,

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

2011. There is a commitment fee of 0.20% to 0.30% on the unused portion of the Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

The Company’s joint venture, TW, is party to a credit agreement, dated as of August 5, 2011, with certain lenders and WFS, as administrative agent for the lenders, which provides for a revolving credit facility with an aggregate commitment amount of up to $425,000 (the “TW Credit Facility”). The loans advanced under the TW Credit Facility accrue interest, payable monthly in arrears, at LIBOR plus a spread between 2.75% and 3.75% per annum, which varies based on the occurrence of certain specified events. There is a commitment fee of 0.50% on the unused portion of the TW Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Credit Facility, which is payable monthly in advance. TW is required to make principal payments on a monthly basis to the extent that the outstanding loan principal amount exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, August 5, 2024. There was no outstanding principal balance under the TW Credit Facility as of September 30, 2011.

Bonds Payable and Secured Debt Facility

In 2005, one of the Company’s subsidiaries, Textainer Marine Containers Limited (“TMCL”), issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Based on the outstanding principal amount at September 30, 2011 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal has been insured by Ambac Assurance Corporation and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

In June 2011, TMCL issued $400,000 aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at September 30, 2011 and under the 10-year amortization schedule, $40,000 in 2011-1 Bond principal will amortize per year. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to the payment date occurring in June 2013. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively.

The Company’s primary ongoing container financing requirements are funded by revolving notes issued by TMCL (the “Secured Debt Facility”). On March 15, 2011, TMCL exercised an option to increase the maximum available commitment under the Secured Debt Facility from $750,000 to $850,000. The additional amount available for borrowing under the Secured Debt Facility, as limited by the Company’s borrowing base, was $0 as of September 30, 2011. The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (as defined in the Indenture governing the 2005-1 Bonds and the Secured Debt Facility) (currently set at June 29, 2012), with a provision

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

for the Secured Debt Facility to amortize over a 10-year period, but not to exceed the maximum term of a 15-year period, beginning on the Conversion Date. The interest rate on the Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.75% during the revolving period prior to the Conversion Date. There is also a commitment fee on the unused portion of the Secured Debt Facility, payable in arrears, of 0.75% if total borrowings under the Secured Debt Facility equal 50% or more of the total commitment or 1.00% if total borrowings are less than 50% of the total commitment. If the Secured Debt Facility is not refinanced or renewed prior to the Conversion Date, the interest rate would increase based on pre-agreed terms during the 10 or 15 year amortization period that follows.

Under the terms of the 2005-1 Bonds, 2011-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds, 2011-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $1,953,380 as of September 30, 2011. The 2005-1 Bonds, 2011-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, for which TMCL and TGH’s container management subsidiary believe that they were in compliance at September 30, 2011.

The following is a schedule by year, of future scheduled repayments, as of September 30, 2011:

	Revolving Credit Facility	2005-1 Bonds (1)	2011-1 Bonds	Secured Debt Facility(1)
Twelve months ending September 30:
2012	$-	$51,500	$40,000	$19,892
2013	136,000	51,500	40,000	79,570
2014	-	51,500	40,000	79,570
2015	-	34,333	40,000	79,570
2016 and thereafter	-	-	230,000	537,095

	$136,000	$188,833	$390,000	$795,697

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $267 and $301, respectively, related to the purchase by TL of 3,000 additional shares of TMCL on November 1, 2007. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition.

The future repayments schedule for the Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a ten-year fully amortizing note payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its 2005-1 Bonds, 2011-1 Bonds and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of September 30, 2011:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks with fixed rates between 3.19% and 5.63% per annum, non-amortizing notional amounts, with termination dates through November 2015	$233,640
Interest rate swap contracts with several banks, with fixed rates between 0.97% and 3.96% per annum, amortizing notional amounts, with termination dates through December 2015	512,060

Total notional amount as of September 30, 2011	$745,700

During October 2011, the Company entered into two interest rate cap contracts with a bank, which caps one-month LIBOR rate fixed at 3.24% per annum, in nonamortizing notional amount of $50,000 and a term from October 17, 2011 through November 15, 2011 and nonamortizing notional amount of $10,000 and a term from October 17, 2011 through October 15, 2012.

During November 2011, the Company entered into an interest rate swap contract with a bank, with a one-month LIBOR rate fixed at 0.72% per annum, in an initial nonamortizing notional amount of $8,106 and a term from November 8, 2011 through July 15, 2016.

During November 2011, the Company entered into two interest rate cap contracts with a bank, which caps one-month LIBOR rate fixed at 3.25% per annum, in nonamortizing notional amounts of $140,000 and $90,000, both with terms from November 15, 2011 through February 2012.

The Company’s interest rate swap agreements had a fair value asset and liability of $18,019 as of September 30, 2011 and a fair value asset and liability of $1,320 and $13,581, respectively, as of December 31, 2010, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and believes that they were in compliance with the related derivative agreements at September 30, 2011. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap agreements are included in interest rate swaps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of income as unrealized losses on interest rate swaps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

(9)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container ownership, Container management and Container resale. In 2010, the Company reviewed its reportable segments and determined that its previously reported Military management segment was not materially different from its Container management segment. Accordingly, the Company reclassified balances that were previously reported in its Military management segment into its Container management segment. The following tables show segment information for the three and nine months ended September 30, 2011 and 2010, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of income:

Three Months Ended September 30, 2011	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$84,815	$332	$–	$–	$–	$85,147
Management fees	–	18,581	2,657	–	(13,841)	7,397
Trading container sales proceeds	–	–	9,024	–	–	9,024
Gains on sale of containers, net	7,913	–	–	–	–	7,913

Total revenue	$92,728	$18,913	$11,681	$–	$(13,841)	$109,481

Depreciation expense	$19,484	$189	$–	$–	$(864)	$18,809

Interest expense	$13,708	$–	$–	$–	$–	$13,708

Unrealized losses on interest rate swaps, net	$3,516	$–	$–	$–	$–	$3,516

Segment income before taxes	$38,429	$10,549	$2,602	$(666)	$(4,278)	$46,636

Total assets	$2,195,627	$104,387	$15,866	$2,858	$(47,126)	$2,271,612

Purchases of long-lived assets	$99,193	$175	$–	$–	$–	$99,368

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

Three Months Ended September 30, 2010	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$60,992	$276	$–	$–	$–	$61,268
Management fees	–	13,485	1,903	–	(7,628)	7,760
Trading container sales proceeds	–	–	2,211	–	–	2,211
Gains on sale of containers, net	4,389	–	–	–	–	4,389

Total revenue	$65,381	$13,761	$4,114	$–	$(7,628)	$75,628

Depreciation expense	$15,256	$185	$–	$5	$(555)	$14,891

Interest expense	$6,058	$–	$–	$–	$–	$6,058

Unrealized losses on interest rate swaps, net	$3,188	$–	$–	$–	$–	$3,188

Segment income before taxes	$27,928	5,717	$1,279	$(568)	$(985)	$33,371

Total assets	$1,486,418	$113,849	$845	$2,782	$(30,165)	$1,573,729

Purchases of long-lived assets	$184,407	$54	$–	$–	$–	$184,461

Nine Months Ended September 30, 2011	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$239,667	$888	$–	$–	$–	$240,555
Management fees	–	52,953	7,888	–	(38,145)	22,696
Trading container sales proceeds	–	–	19,444	–	–	19,444
Gains on sale of containers, net	23,724	–	–	–	–	23,724

Total revenue	$263,391	$53,841	$27,332	$–	$(38,145)	$306,419

Depreciation expense	$63,386	$595	$–	$–	$(2,305)	$61,676

Interest expense	$30,242	$–	$–	$–	$–	$30,242

Unrealized losses on interest rate swaps, net	$5,758	$–	$–	$–	$–	$5,758

Segment income before taxes	$135,819	$28,008	$6,769	$(2,444)	$(11,112)	$157,040

Total assets	$2,195,627	$104,387	$15,866	$2,858	$(47,126)	$2,271,612

Purchases of long-lived assets	$681,298	$661	$–	$–	$–	$681,959

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

Nine Months Ended September 30, 2010	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$166,549	$1,041	$–	$–	$–	$167,590
Management fees	–	33,032	7,504	–	(19,471)	21,065
Trading container sales proceeds	–	–	9,846	–	–	9,846
Gains on sale of containers, net	21,368	11	–	–	–	21,379

Total revenue	$187,917	$34,084	$17,350	$–	$(19,471)	$219,880

Depreciation expense	$41,944	$583	$–	$–	$(1,605)	$40,922

Interest expense	$11,493	$–	$–	$–	$–	$11,493

Unrealized losses on interest rate swaps, net	$9,516	$–	$–	$–	$–	$9,516

Segment income before taxes	$79,823	$8,872	$6,352	$(2,102)	$(850)	$92,095

Total assets	$1,486,418	$113,849	$845	$2,782	$(30,165)	$1,573,729

Purchases of long-lived assets	$306,923	$211	$–	$–	$–	$307,134

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container management and Container ownership segments.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on lease. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. Since all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use and, therefore, it is not possible for the Company to determine an accurate breakdown of its revenue by geographic market.

(10)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s Secured Debt Facility, 2005-1 Bonds and 2011-1 Bonds. The total balance of these restricted cash accounts was $42,065 and $15,034 as of September 30, 2011 and December 31, 2010, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

(b)	Container Commitments

At September 30, 2011, the Company had placed orders with manufacturers for containers to be delivered subsequent to September 30, 2011 in the total amount of $13,747.

(11)	Share Option and Restricted Share Unit Plan

As of September 30, 2011, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, TGH’s board of directors approved an increase in the number of shares available for future issuance by 1,468,500, which was approved by TGH’s shareholders at the annual meeting of shareholders on May 19, 2010. At September 30, 2011, 1,837,118 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions of the 2007 Plan, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2007, 2008 and 2009, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% per year for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010 and thereafter, each employee’s restricted share units vest in increments of 25% per year.

Share-based compensation expense for the three months ended September 30, 2011 and 2010 of $1,402 and $942, respectively, and for the nine months ended September 30, 2011 and 2010 of $4,663 and $3,844, respectively, was recorded as a part of long-term incentive compensation expense in the condensed consolidated statements of income for share options and restricted share units awarded to employees under the 2007 Plan.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a summary of activity in the Company’s 2007 Plan for the nine months ended September 30, 2011:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2010	1,258,082	$16.51
Options granted during the period	-	$-
Options exercised during the period	(343,169)	$15.29
Options forfeited during the period	(3,503)	$18.48

Balances, September 30, 2011	911,410	$16.97

Options exercisable at September 30, 2011	235,809	$15.18

Options vested and expected to vest at September 30, 2011	886,650	$16.85

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2010	1,265,896	$13.90
Share units granted during the period	17,119	$29.20
Share units vested during the period	(272,974)	$13.23
Share units forfeited during the period	(4,561)	$14.73

Balances, September 30, 2011	1,005,480	$14.38

Share units outstanding and expected to vest at September 30, 2011	961,106	$15.05

As of September 30, 2011, $9,231 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 1.77 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $20.28 per share as of September 30, 2011 was $1,202. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of September 30, 2011.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes information about share options exercisable and outstanding at September 30, 2011:

	Share options exercisable		Share options outstanding
		Weighted average		Weighted average
	Number of shares	exercise price	Number of shares	exercise price
Range of per-share exercise prices:
$7.10 - $7.10	33,932	$7.10	152,227	$7.10
$14.01 - $14.01	2,242	14.01	3,106	14.01
$16.50 - $16.50	169,445	16.50	417,605	16.50
$16.97 - $16.97	30,190	16.97	186,929	16.97
$28.26 - $28.26	-	-	151,543	28.26

	235,809	$15.20	911,410	$16.95

The weighted average contractual life of share options exercisable and share options outstanding as of September 30, 2011 was 6.4 years and 7.2 years, respectively.

(12)	Comprehensive Income

The following table provides a reconciliation of the Company’s net income to total comprehensive income attributable to Textainer Group Holdings Limited common shareholders:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net income	$45,505	$33,420	$149,529	$88,876
Other comprehensive income (loss):
Foreign currency translation adjustments	69	74	189	12

Total comprehensive income	45,574	33,494	149,718	88,888
Less: comprehensive loss (income) attributable to noncontrolling interest	295	(2,752)	(14,842)	(8,892)

Total comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$45,869	$30,742	$134,876	$79,996

(13)	Dividend

On October 27, 2011, TGH’s board of directors approved and on November 4, 2011 the Company announced a quarterly cash dividend of $0.35 per share on TGH’s issued and outstanding common shares, payable on November 28, 2011 to shareholders of record as of November 14, 2011.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2011 (our “2010 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and in Item 3, “Key Information -- Risk Factors” included in our 2010 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us” or “our” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our “total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of over 1.6 million containers, representing over 2.4 million TEU, in our owned and managed fleet as of September 30, 2011. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 container lines. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 107,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We are one of the largest sellers of used containers among container lessors, having sold more than 77,000 during the last calendar year to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots. Trencor, Ltd., a company publicly traded on the JSE Limited in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in three core segments:

Container Ownership. As of September 30, 2011, we owned containers accounting for approximately 58% of our fleet.

Container Management. As of September 30, 2011, we managed containers on behalf of 17 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. We also supply leased containers to the U.S. military pursuant to a contract with the Surface Deployment and Distribution Command and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military. As of September 30, 2011, managed containers account for approximately 42% of our fleet.

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

In 2010, we reviewed our reportable segments and determined that our previously reported Military management segment was not materially different from our Container management segment. Accordingly, we reclassified balances that were previously reported in our Military management segment into our Container management segment.

The table below summarizes the composition of our fleet, in TEU, by type of containers, as of September 30, 2011:

	Standard Dry Freight	Specialized	Total	Percent of Total Fleet
Owned	1,369,472	60,842	1,430,314	58.2%
Managed	1,006,456	21,825	1,028,281	41.8%

Total fleet	2,375,928	82,667	2,458,595	100.0%

Our owned and managed lease fleet as of September 30, 2011 based on TEU on hire as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet

Term leases	74.5%
Master leases	19.0%
Direct financing and sales-type leases	3.7%
Spot leases	2.8%

Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and nine months ended September 30, 2011 and 2010:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Utilization	98.6%	98.0%	98.5%	94.5%

We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease.

The following is a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to the Company’s definition of EBITDA for the three and nine months ended September 30, 2011 and 2010 and a reconciliation of net cash provided by operating activities to EBITDA for the nine months ended September 30, 2011 and 2010. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses on interest rate swaps and caps, net, income tax expense, net income attributable to the noncontrolling interest, depreciation and amortization expense, gain on sale of containers to noncontrolling interest and the related impact of reconciling items on net income attributable to the noncontrolling interest) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income attributable to Textainer Group Holdings Limited common shareholders, net income, income from operations or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

—	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

—	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

—	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

—	although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

—	EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

—	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$45,800	$30,668	$134,687	$79,984
Adjustments:
Interest income	(6)	(8)	(20)	(14)
Interest expense	13,708	6,058	30,242	11,493
Realized losses on interest rate swaps and caps, net	2,763	2,292	8,170	7,399
Unrealized losses on interest rate swaps, net	3,516	3,188	5,758	9,516
Income tax expense	1,131	(49)	7,511	3,219
Net income attributable to the noncontrolling interest	(295)	2,752	14,842	8,892
Depreciation expense	18,809	14,891	61,676	40,922
Amortization expense	1,443	1,636	4,775	4,788
Gain on sale of containers to noncontrolling interest	-	-	(19,773)	-
Impact of reconciling items on net income attributable to the noncontrolling interest	(257)	(5,023)	(4,869)	(12,504)

EBITDA	$86,612	$56,405	$242,999	$153,695

Net cash provided by operating activities			$158,998	$118,816
Adjustments:
Bad debt (expense) recovery, net			(2,225)	254
Amortization of debt issuance costs			(5,878)	(2,711)
Amortization of acquired above-market leases			353	(170)
Amortization of deferred revenue			6,425	5,345
Amortization of unearned income on direct financing and sales-type leases			6,798	6,044
Gains on sale of containers, net			23,724	21,412
Share-based compensation expense			(4,663)	(4,316)
Interest income			(20)	(14)
Interest expense			30,242	11,493
Realized losses on interest rate swaps and caps, net			8,170	7,399
Income tax expense			7,511	3,219
Changes in operating assets and liabilities			18,433	(572)
Impact of reconciling items on net income attributable to the noncontrolling interest			(4,869)	(12,504)

EBITDA			$242,999	$153,695

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	availability of credit to our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	terrorist attacks, the threat of such attacks, the outbreak of war and hostilities or other global events that could impact international trade.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2010 Form 20-F.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2011 and 2010

The following table summarizes our total revenues for the three and nine months ended September 30, 2011 and 2010 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between	Nine Months Ended September 30,		% Change Between
	2011	2010	2011 and 2010	2011	2010	2011 and 2010
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$85,147	$61,268	39.0%	$240,555	$167,590	43.5%
Management fees	7,397	7,760	(4.7%)	22,696	21,065	7.7%
Trading container sales proceeds	9,024	2,211	308.1%	19,444	9,846	97.5%
Gains on sale of containers, net	7,913	4,389	80.3%	23,724	21,379	11.0%

Total revenues	$109,481	$75,628	44.8%	$306,419	$219,880	39.4%

Lease rental income for the three months ended September 30, 2011 increased $23,879 (39.0%) compared to the three months ended September 30, 2010. This increase was due to a 32.8% increase in our owned fleet size, a 5.5% increase in per diem rental rates and a 0.6 percentage point increase in utilization. Lease rental income for the nine months ended September 30, 2011 increased $72,965 (43.5%) compared to the nine months ended September 30, 2010. This increase was due to a 30.1% increase in our owned fleet size, a 9.4% increase in per diem rental rates and a 4.0 percentage point increase in utilization.

Management fees for the three months ended September 30, 2011 decreased $363 (-4.7%) compared to the three months ended September 30, 2010 primarily due to a $746 decrease due to a 11.9% decrease in the size of the managed fleet primarily due to our May 2011 acquisition of a portion of the Gateway Management Services Limited (“Gateway”) fleet that we previously managed, partially offset by a $297 increase due to higher acquisition fees due to higher container purchases and a $133 increase due to improved fleet performance. Management fees for the nine months ended September 30, 2011 increased $1,631 (7.7%) compared to the nine months ended September 30, 2010 primarily due to a $2,730 increase due to improved fleet performance and a $1,115 increase due to higher acquisition fees due to higher container purchases, partially offset by a $1,837 decrease due to a 11.2% decrease in the size of the managed fleet primarily due to our May 2011 acquisition of a portion of the Gateway fleet that we previously managed.

Trading container sales proceeds for the three months ended September 30, 2011 increased $6,813 (308.1%) compared to the three months ended September 30, 2010. This increase consisted of a $5,284 increase due to a 239.1% increase in unit sales and a $1,529 increase due to an increase in average sales proceeds per container. Trading container sales proceeds for the nine months ended September 30, 2011 increased $9,598 (97.5%) compared to the nine months ended September 30, 2010 primarily due to an increase in average sales proceeds per container.

Gains on sale of containers, net for the three months ended September 30, 2011 increased $3,524 (80.3%) compared to the three months ended September 30, 2010, primarily due to a $2,110 increase due to a 51.0% increase in the number of containers sold and a $1,640 increase resulting from an increase in average sales proceeds of $366 per unit. Gains on sale of containers, net for the nine months ended September 30, 2011 increased $2,345 (11.0%) compared to the nine months ended September 30, 2010, primarily due to a $10,293 increase due to an increase in average sales proceeds of $685 per unit, partially offset by a $1,923 decrease due to a 13.2% decrease in the number of containers sold. This increase was partially offset by a $6,025 decrease in net gains on sales-type leases resulting from 953 containers placed on sales-type leases for the nine months ended September 30, 2011 compared to 13,542 containers placed on sales-type leases for the nine months ended September 30, 2010.

The following table summarizes our total operating expenses for the three and nine months ended September 30, 2011 and 2010 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between	Nine Months Ended September 30,		% Change Between
	2011	2010	2011 and 2010	2011	2010	2011 and 2010
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$4,480	$4,107	9.1%	$12,753	$21,448	(40.5%)
Cost of trading containers sold	8,047	1,819	342.4%	17,237	7,900	118.2%
Depreciation expense	18,809	14,891	26.3%	61,676	40,922	50.7%
Amortization expense	1,443	1,636	(11.8%)	4,775	4,788	(0.3%)
General and administrative expense	5,801	5,146	12.7%	18,042	16,095	12.1%
Short-term incentive compensation expense	1,259	1,347	(6.5%)	3,712	3,463	7.2%
Long-term incentive compensation expense	1,356	1,062	27.7%	4,464	4,200	6.3%
Bad debt expense (recovery), net	1,681	227	640.5%	2,225	(254)	(976.0%)
Gain on sale of containers to noncontrolling interest	-	-	0.0%	(19,773)	-	(100.0%)

Total operating expenses	$42,876	$30,235	41.8%	$105,111	$98,562	6.6%

Direct container expense for the three months ended September 30, 2011 was relatively unchanged compared to the three months ended September 30, 2010 primarily due to no significant change in utilization between the two periods. Direct container expense for the nine months ended September 30, 2011 decreased $8,695 (-40.5%) compared to the nine months ended September 30, 2010 primarily due to the increase in utilization and included a $4,814 decrease in storage expense, a $1,765 decrease in damage protection plan repair expense and a $1,263 decrease in handling expense.

Cost of trading containers sold for the three months ended September 30, 2011 increased $6,228 (342.4%) compared to the three months ended September 30, 2010 due to a $4,349 increase resulting from a 239.1% increase in the number of containers sold and a $1,879 increase resulting from a 30.5% increase in the average cost per unit sold. Cost of trading containers sold for the nine months ended September 30, 2011 increased $9,337 (118.2%) compared to the nine months ended September 30, 2010 due to a 117.0% increase in the average cost per unit sold.

Depreciation expense for the three months ended September 30, 2011 increased $3,918 (26.3%) compared to the three months ended September 30, 2010, due to a $8,679 increase resulting from an increase in fleet size and a higher average price of containers purchased, partially offset by a $4,761 decrease due to an increase in estimated residual values used in the calculation of depreciation expense. Depreciation expense for the nine months ended September 30, 2011 increased $20,754 (50.7%) compared to the nine months ended September 30, 2010, due to a $25,515 increase resulting from an increase in fleet size and a higher average price of containers purchased, partially offset by a $4,761 decrease due to a decrease in estimated residual values used in the calculation of depreciation expense. The Company has experienced a significant increase in container resale prices over the last few years as a result of an industry-wide shortage of older containers available for sale and the increased cost of new containers. Based on this extended period of higher realized container resale prices and the Company’s expectation that new equipment prices will remain near current levels, the Company increased the estimated future residual values of its containers used in the calculation of depreciation expense during the three months ended September 30, 2011. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Amortization expense for the three and nine months ended September 30, 2011 was relatively unchanged on an aggregate dollar basis compared to the three and nine months ended September 30, 2010. This expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited; Amphibious Container Leasing Limited; Capital Lease Limited, Hong Kong and Gateway.

General and administrative expense for the three months ended September 30, 2011 increased $655 (12.7%) compared to the three months ended September 30, 2010 primarily due a $330 increase in professional fees and a $273 increase in compensation costs. General and administrative expense for the nine months ended September 30, 2011 increased $1,947 (12.1%) compared to the nine months ended September 30, 2010 primarily due a $904 increase in professional fees, a $673 increase in compensation costs and a $263 increase in travel costs.

Long-term incentive compensation expense for the three months ended September 30, 2011 increased $294 (27.7%) compared to the three months ended September 30, 2010 primarily due to additional share options and restricted share units that were granted under our 2007 Share Incentive Plan. Long-term incentive compensation expense for the nine months ended September 30, 2011 increased $264 (6.3%) compared to the nine months ended September 30, 2010 primarily due to additional share options and restricted share units that were granted under our 2007 Share Incentive Plan, partially offset by a decrease in forfeiture rate adjustments to prior periods.

Bad debt expense (recovery), net for the three months ended September 30, 2011 increased $1,454 (640.5%) compared to the three months ended September 30, 2010 and changed from a net recovery of $254 for the nine months ended September 30, 2010 to a net expense of $2,225 for the nine months ended September 30, 2011 primarily due to the bankruptcies of two customers in 2011 and collections on accounts during the three and nine months ended September 30, 2010 that had previously been included in the allowance for doubtful accounts.

Gain on sale of containers to noncontrolling interest of $19,773 for the nine months ended September 30, 2011 resulted from our primary asset owning subsidiary, Textainer Marine Containers Limited’s (“TMCL”), transfer of containers, net and net investment in direct financing and sales-type leases in exchange for the purchase of 12.5% of its Class A common shares as a part of a capital restructuring on June 30, 2011.

The following table summarizes other income (expense), net for the three and nine months ended September 30, 2011 and 2010 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between	Nine Months Ended September 30,		% Change Between
	2011	2010	2011 and 2010	2011	2010	2011 and 2010
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(13,708)	$(6,058)	126.3%	$(30,242)	$(11,493)	163.1%
Interest income	6	8	(25.0%)	20	14	42.9%
Realized losses on interest rate swaps and caps, net	(2,763)	(2,292)	20.5%	(8,170)	(7,399)	10.4%
Unrealized losses on interest rate swaps, net	(3,516)	(3,188)	10.3%	(5,758)	(9,516)	(39.5%)
Other, net	12	(492)	(102.4%)	(118)	(829)	(85.8%)

Other expense, net	$(19,969)	$(12,022)	66.1%	$(44,268)	$(29,223)	51.5%

Interest expense for the three months ended September 30, 2011 increased $7,650 (126.3%) compared to the three months ended September 30, 2010. $6,844 of this increase was due to an increase in average debt balances of $766,466 and $806 of this increase was due to an increase in average interest rates of 0.22 percentage points. Interest expense for the nine months ended September 30, 2011 increased $18,749 (163.1%) compared to the nine months ended September 30, 2010. $9,918 of this increase was due to an increase in average interest rates on 1.11 percentage points and $8,831 of this increase was due to an increase in average rate debt balances of $515,510.

Realized losses on interest rate swaps and caps, net for the three months ended September 30, 2011 increased $471 (20.5%) compared to the three months ended September 30, 2010. $1,060 of this increase was due to an increase in average interest rate swap notional amounts of $163,300, partially offset by a $589 decrease due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.46 percentage points. Realized losses on interest rate swaps and caps, net for the nine months ended September 30, 2011 increased $771 (10.4%) compared to the nine months ended September 30, 2010. $3,689 of this increase was due an increase in average interest rate swap notional amounts of $171,470, partially offset by a $2,918 decrease due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.75 percentage points.

Unrealized losses on interest rate swaps, net for the three months ended September 30, 2011 increased $328 (10.3%) compared to the three months ended September 30, 2010 due to a larger increase in the net fair value liability of interest rate swap agreements for the three months ended September 30, 2011 compared to the increase in the net fair value liability of interest rate swap agreements for the three months ended September 30, 2010 resulting from decreases in long-term interest rates during each period. Unrealized losses on interest rate swaps, net for the nine months ended September 30, 2011 decreased $3,758 (-39.5%) compared to the nine months ended September 30, 2010 due to a smaller increase in the net fair value liability of interest rate swap agreements for the nine months ended September 30, 2011 compared to the increase in the net fair value liability of interest rate swap agreements for the nine months ended September 30, 2011 resulting from decreases in long-term interest rates during each period.

Other, net changed from a net loss of $492 for the three months ended September 30, 2010 to a net gain of $12 for the three months ended September 30, 2011 and other, net (expense) for the nine months ended September 30, 2011 decreased $711 (-85.8%) compared to the nine months ended September 30, 2010, primarily due to decreases in structuring fees paid by TMCL for container purchases of $513 and $791 during the three and nine months ended September 30, 2011, compared to the three and nine months ended September 30, 2010, respectively.

The following table summarizes income tax expense and net income attributable to the noncontrolling interest for the three months ended September 30, 2011 and 2010 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between	Nine Months Ended September 30,		% Change Between
	2011	2010	2011 and 2010	2011	2010	2011 and 2010
	(Dollars in thousands)			(Dollars in thousands)
Income tax expense (benefit)	$1,131	$(49)	(2408.2%)	$7,511	$3,219	133.3%
Net (loss) income attributable to the noncontrolling interest	$(295)	$2,752	(110.7%)	$14,842	$8,892	66.9%

Income tax expense (benefit) changed from an income tax benefit of $49 for the three months ended September 30, 2010 to an income tax expense of $1,131 for the three months ended September 30, 2011. Income tax expense for the nine months ended September 30, 2011 increased $4,292 (133.3%) compared to the nine months ended September 30, 2010. During the three months ended September 30, 2011 and 2010, the Company released liabilities for unrecognized tax benefits, net of correlative deductions of $3,267 and $2,859, respectively, due to the lapsing of certain statutes of limitation. In May 2009, the Company received notification from the U.S. Internal Revenue Service (the “IRS”) that the 2007 and 2008 United States tax returns for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited (“TEML”) had been selected for examination. On May 6, 2010, the Company received final notification from the IRS regarding its exam and, as a result, the Company revised its estimate of unrecognized tax benefits and recognized a tax provision reduction of $2,314, net of correlative deduction. The remaining increase in income tax expense for the three months ended September 30, 2011 compared to the three months ended September 30, 2010 was due to a $1,117 increase due to a higher level of income before income tax and noncontrolling interest and a $471 increase due to a higher effective tax rate. The remaining increase in income tax expense for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 was due to a $5,918 increase resulting from a higher level of income before income tax and noncontrolling interest, partially offset by a $3,532 decrease due to a lower effective tax rate.

Net (loss) income attributable to the noncontrolling interest changed from net income of $2,752 for the three months ended September 30, 2010 to a net loss of $295 for the three months ended September 30, 2011. Net income attributable to the noncontrolling interest for the nine months ended September 30, 2011 increased $5,950 (66.9%) compared to the nine months ended September 30, 2010. On June 30, 2011, the Company completed a capital restructuring of TMCL whereby the Company’s wholly owned subsidiary, Textainer Limited (“TL”), became the sole owner and acquired the noncontrolling interest of TMCL. TL’s total ownership and voting interest in TMCL’s class A common shares before and after the capital restructuring was 75% and 100%, respectively. On August 5, 2011, a joint venture, TW Container Leasing, Ltd. (“TW”), was formed between TL and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by a members agreement whereby TL owns 25% and WFC owns 75% of the common shares of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. TW also has entered into a credit agreement, dated as of August 5, 2011, with certain lenders and Wells Fargo Securities, LLC (“WFS”), as administrative agent for the lenders, whereby TW maintains a revolving credit facility with an aggregate commitment of up to $425,000 for the origination of direct financing leases, to finance up to 85% of the book value of TW’s net investment in direct financing leases. Both WFC and WFS are directly and indirectly wholly owned subsidiaries of Wells Fargo and Company. Further, TW has entered into a management agreement with TEML whereby TEML manages all of TW’s containers. Based on the combined design and provisions of TW’s members, credit and management agreements, the Company determined that TW is a variable interest entity in which the Company is the primary beneficiary. Accordingly, the Company includes TW’s financial statements in its consolidated financial statements. The equity attributable to TW is shown as a noncontrolling interest on the Company’s consolidated balance sheet and the net income (loss) attributable to its operations is shown as net income (loss) attributable to noncontrolling interest on the Company’s consolidated statement of income. As a result, the net loss attributable to the noncontrolling interest for the three months ended September 30, 2011 is due to a net loss recognized by TW.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three and nine months ended September 30, 2011 and 2010 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2011	2010	2011 and 2010	2011	2010	2011 and 2010
	(Dollars in thousands)			(Dollars in thousands)
Container ownership	$38,429	$27,928	37.6%	$135,819	$79,823	70.2%
Container management	$10,549	$5,717	84.5%	$28,008	$8,872	215.7%
Container resale	$2,602	$1,279	103.4%	$6,769	$6,352	6.6%

Income before taxes attributable to the Container ownership segment for the three months ended September 30, 2011 increased $10,501 (37.6%) compared to the three months ended September 30, 2010. This increase primarily consisted of a $23,823 increase in lease rental income and a $3,524 increase in gains on sale of containers, net, partially offset by a $7,650 increase in interest expense, a $4,228 increase in depreciation expense, a $2,956 increase in direct container expense and a $1,454 increase in bad debt expense, net.

Income before taxes attributable to the Container ownership segment for the nine months ended September 30, 2011 increased $55,996 (70.2%) compared to the nine months ended September 30, 2010. This increase primarily consisted of a $73,118 increase in lease rental income, a $19,773 gain on sale of containers to noncontrolling interest, a $3,758 decrease in unrealized losses on interest rate swaps, net, a $2,345 increase in gains on sale of containers, net, a $791 decrease in structuring fees paid by TMCL for container purchases and a $667 decrease in direct container expense, partially offset by a $21,442 increase in depreciation expense, a $18,749 increase in interest expense, a change in bad debt expense (recovery), net from a net recovery of $254 for the nine months ended September 30, 2010 to a net expense of $2,225 for the nine months ended September 30, 2011, a $1,029 increase in overhead expenses and a $771 increase in realized losses on interest rate swaps and caps, net.

Income before taxes attributable to the Container management segment for the three months ended September 30, 2011 increased $4,832 (84.5%) compared to the three months ended September 30, 2010. This increase primarily consisted of a $5,097 increase in management fees, which included a $3,898 increase in acquisition fees, partially offset by a $375 increase in overhead expense.

Income before taxes attributable to the Container management segment for the nine months ended September 30, 2011 increased $19,136 (215.7%) compared to the nine months ended September 30, 2010. This increase primarily consisted of a $19,922 increase in management fees, which included a $12,076 increase in acquisition fees, partially offset by an $876 increase in overhead expense.

Income before taxes attributable to the Container resale segment for the three months ended September 30, 2011 increased $1,323 (103.4%) compared to the three months ended September 30, 2010. This increase primarily consisted of a $753 increase in sales commissions primarily due to an increase in average managed container sales prices, partially offset by a lower volume of managed container sales, and a $576 increase in gains on container trading, net primarily due to a higher volume of trading container sales.

Income before taxes attributable to the Container resale segment for the nine months ended September 30, 2011 increased $417 (6.6%) compared to the nine months ended September 30, 2010. This increase primarily consisted of a $383 increase in sales commissions primarily due to an increase in average managed container sales prices, partially offset by a lower volume of managed container sales.

Currency

Substantially all of our revenues are denominated in U.S. dollars and approximately 67% and 65% of our direct container expenses for the three and nine months ended September 30, 2011, respectively, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2010 Form 20-F. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. As of September 30, 2011 and 2010, our operating expenses paid in foreign currencies were spread among 16 and 18 currencies, respectively, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of September 30, 2011, we had cash and cash equivalents of $73,349. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) the issuance of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) by TMCL, (4) borrowings under a conduit facility (which allows for recurring borrowings and repayments) granted to TMCL (the “Secured Debt Facility”) and (5) borrowings under the revolving credit facility (the “2008 Credit Facility”) extended to TL. As of September 30, 2011, we had the following outstanding borrowings and borrowing capacities (in thousands):

Facility	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Total Current and Available Borrowing
2008 Credit Facility	$136,000	$69,000	$205,000	$136,000	$25,075	161,075
2005-1 Bonds (1)	188,833	-	188,833	188,833	-	188,833
2011-1 Bonds	390,000	-	390,000	390,000	-	390,000
Secured Debt Facility (1)(2)	795,697	54,303	850,000	795,697	-	795,697

Total	$1,510,530	$123,303	$1,633,833	$1,510,530	$25,075	$1,535,605

(1)	Current borrowings for the 2005-1 Bonds and Secured Debt Facility exclude step acquisition adjustments of $267 and $301, respectively, related to TL’s purchase of 3,000 additional shares of TMCL on November 1, 2007. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition.

(2)	On March 15, 2011, we exercised an option to increase the maximum available commitment under the Secured Debt Facility from $750,000 to $850,000.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At September 30, 2011, cumulative earnings of approximately $46,362 would be subject to income taxes of approximately $13,954 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The disruption in the credit markets in 2008 and 2009 had a significant adverse impact on a number of financial institutions. To date, we believe that our liquidity has not been materially impacted by the current credit environment. Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact to the Company of continuing and further disruptions in the credit market.

The 2008 Credit Facility, the 2005-1 Bonds, the 2011-1 Bonds and the Secured Debt Facility require us to comply with certain financial covenants. As of September 30, 2011, we believe we were in compliance with all of the applicable financial covenants.

On October 27, 2011, the board of directors of Textainer Group Holdings Limited approved and on November 4, 2011 the Company announced a quarterly cash dividend of $0.35 per share on the issued and outstanding common shares of Textainer Group Holdings Limited, payable on November 28, 2011 to shareholders of record as of November 14, 2011.

Cash Flow

The following table summarizes historical cash flow information for the nine months ended September 30, 2011 and 2010:

	Nine Months Ended September 30,
	2011	2010
	(Dollars in thousands)

Net income	$149,529	$88,876

Adjustments to reconcile net income to net cash provided by operating activities	9,469	29,940

Net cash provided by operating activities	158,998	118,816
Net cash used in investing activities	(692,808)	(85,300)
Net cash provided by (used in) financing activities	549,889	(27,375)
Effect of exchange rate changes	189	12

Net increase in cash and cash equivalents	16,268	6,153
Cash and cash equivalents, beginning of year	57,081	56,819

Cash and cash equivalents, end of the period	$73,349	$62,972

Cash Flows from Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2011 increased $40,182 (33.8%) compared to the nine months ended September 30, 2010 primarily due to an increase in net income primarily resulting from an increase in the owned fleet size due to the purchase of new containers and an increase in both per diem rental rates and utilization due to improved conditions in the container leasing industry.

Cash Flows used in Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2011 increased $607,508 (712.2%) compared to the nine months ended September 30, 2010 primarily due to a higher amount of container purchases, the payment for TMCL’s capital restructuring (net of cash acquired) in the nine months ended September 30, 2011 and a lower receipt of principal payments on direct financing and sales-type leases, partially offset by higher proceeds from the sale of containers and fixed assets.

Cash Flows from Financing Activities

Net cash provided by (used in) financing activities changed from net cash used in financing activities of $27,375 for the nine months ended September 30, 2010 to net cash provided by financing activities of $549,889 for the nine months ended September 30, 2011 primarily due to $400,000 of proceeds from the issuance of our 2011-1 Bonds, a $198,198 increase in net proceeds from our Secured Debt Facility, a $10,000 increase in net proceeds from our 2008 Credit Facility, an excess tax benefit from share-based compensation awards of $3,491 in the nine months ended September 30, 2011, a $3,357 decrease in debt issuance costs, a $2,053 increase in proceeds from the issuance of common shares and capital contributions from noncontrolling interest of $749 in the nine months ended September 30, 2011, partially offset by a $27,031 increase in restricted cash for the nine months ended September 30, 2011 compared to a $7,262 increase in restricted cash for the nine months ended September 30, 2010, a $10,815 increase in dividends paid and $10,000 of principal payments on our 2011-1 Bonds in the nine months ended September 30, 2011.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of September 30, 2011:

							2017 and
	Total	2012	2013	2014	2015	2016	thereafter
	(Dollars in thousands)
	(Unaudited)

Total debt obligations:
2008 Credit Facility	$136,000	$-	$136,000	$-	$-	$-	$-
2005-1 Bonds	188,833	51,500	51,500	51,500	34,333	-	-
2011-1 Bonds	390,000	40,000	40,000	40,000	40,000	40,000	190,000
Secured Debt Facility	795,697	19,892	79,570	79,570	79,570	79,570	457,525
Interest on obligations (1)	235,101	44,987	40,008	34,178	29,484	25,078	61,366
Interest rate swap payables (2)	23,336	10,186	7,887	3,701	1,420	142	-
Office lease obligations	7,754	1,501	1,437	1,423	1,401	1,362	630
Container contracts payable	19,499	19,499	-	-	-	-	-

Total contractual obligations	$1,796,220	$187,565	$356,402	$210,372	$186,208	$146,152	$709,521

(1)	Assuming an estimated current interest rate of London Inter Bank Offered Rate (“LIBOR”) plus a margin, which equals an all-in interest rate of 3.02%.
(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.24%, for all periods, for all interest rate contracts outstanding as of September 30, 2011.

2011-1 Bond Offering

In June 2011, TMCL issued $400,000 in aggregate amount of 2011-1 Bonds to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at September 30, 2011 and under a 10-year amortization schedule, $40,000 in 2011-1 Bond principal will amortize per year. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to the payment date occurring in June 2013. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively. The 2011-1 Bonds are secured by a pledge of TMCL’s assets. A portion of the proceeds from the issuance of the 2011-1 Bonds was used to repay certain outstanding indebtedness of TMCL, in particular certain Floating Rate Asset Backed Notes, Series 2010-1 under the Secured Debt Facility.

Off Balance Sheet Arrangements

As of September 30, 2011, we had no significant off-balance sheet arrangements that have or are reasonably likely to have a significant current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2010 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. Our current critical accounting policies and estimates remain consistent with those reported in our 2010 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2010 Form 20-F and the Summary of Significant Accounting Policies reported in Note 2 to our condensed consolidated financial statements in Item  1, “Condensed Consolidated Financial Statements” included in this Quarterly Report on Form 6-K.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the nine months ended September 30, 2011, there have been no material changes in the information that would be provided with respect to market risk that affects the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2010 Form 20-F. Updated interest rate swap and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, net in the condensed consolidated statements of income.

The notional amount of the interest rate swap agreements was $512,060 as of September 30, 2011, with termination dates between May 15, 2012 and December 15, 2015. Through the interest rate swap agreements we have obtained fixed rates between 0.97% and 3.96%. The net fair value liability of these agreements was $18,019 and $12,261 as of September 30, 2011 and December 31, 2010, respectively.

The notional amount of the interest rate cap agreements was $233,640 as of September 30, 2011, with termination dates between October 15, 2011 and November 15, 2015.

Based on the debt balances and derivative instruments as of September 30, 2011, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value liability of interest rate swaps of $10,127, an increase in interest expense of $8,931 and a decrease in realized losses on interest rate swaps and caps, net of $3,932.

Quantitative and Qualitative Disclosures About Credit Risk

For the nine months ended September 30, 2011, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2010 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information—Risk Factors” included in our 2010 Form 20-F, except as noted below. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We currently utilize three types of borrowings: (i) borrowings under our 2008 revolving credit facility; (ii) borrowings under our secured debt facility; and (iii) the issuance of bonds. Our 2008 revolving credit facility is a bank revolving facility involving an aggregate commitment amount of up to $205.0 million to one of our subsidiaries, Textainer Limited (“TL”). Our secured debt facility is a conduit facility, which allows for recurring borrowings and repayments, granted to Textainer Marine Containers Limited (“TMCL”), which is a subsidiary of TL. TMCL is also the issuer of our bonds. Our joint venture, TW Container Leasing (“TW”), also has a revolving credit facility with an aggregate commitment amount of up to $425.0 million, although no principal balance was outstanding as of September 30, 2011. We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to use borrowings under our revolving credit facility and our secured debt facility for such funding in the future. We intend for containers to be typically purchased by TL using proceeds from our revolving credit facility. TL then sells these containers at book value to TMCL, which then finances part of the purchase price with draw downs from our secured debt facility. In 2001, 2005 and June 2011, at such time as the secured debt facility reached an appropriate size, the secured debt facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time in the future as the secured debt facility nears its maximum size. This timing will depend on the level of future purchases of containers for our owned fleet. We separately intend to use the revolving credit facility of TW to substantially finance future investments in direct financing leases.

As of September 30, 2011, we had (i) outstanding borrowings of $136.0 million under our 2008 revolving credit facility, (ii) $578.8 million outstanding under our bonds payable and (iii) $795.7 million of outstanding borrowings under our secured debt facility. We expect that we will maintain a significant amount of indebtedness on an ongoing basis.

The borrowings and related interest under our 2008 revolving credit facility are due in full on April 22, 2013, although we have the option of prepaying principal prior to that date. Payments of principal on our bonds are due monthly. Payments of principal on our secured debt facility are not scheduled to be due until June 29, 2012, although we have the option of prepaying the principal on those borrowings at any time. If we do not refinance the secured debt facility prior to June 29, 2012, we will need to make monthly principal payments. Any loans advanced under the revolving credit facility for TW will accrue interest, payable monthly in arrears, and will require principal payments on a monthly basis to the extent that the outstanding loan principal amount exceeds TW’s borrowing base, with the aggregate loan principal balance due on the maturity date, August 5, 2024.

There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, it could limit our ability to grow our business.

The amount of our indebtedness could have important consequences for us, including the following:

—

require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, investments and future business opportunities and other purposes;

—	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
—	reduce our ability to make acquisitions or expand our business;
—	make it more difficult for us to satisfy our debt obligations;
—

any failure to comply with our debt obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness and have a material adverse effect on our business or financial condition;

—	limit our ability to borrow additional funds or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes; and
—	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

We may not generate sufficient cash flow from operations to service and repay our debt and related obligations and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our industry.

If we are unable to enter into interest rate swaps and caps on reasonable commercial terms or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our 2008 revolving credit facility and our secured debt facility and intend to use borrowings under our 2008 revolving credit facility and our secured debt facility for such funding in the future. In 2001, 2005 and June 2011, at such time as the secured debt facility reached an appropriate size, the facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time in the future as the secured debt facility nears its maximum size. As of September 30, 2011, we had (i) outstanding borrowings of $136.0 million under our 2008 revolving credit facility, (ii) $578.8 million outstanding under our bonds payable and (iii) $795.7 million of outstanding borrowings under our secured debt facility. All of these outstanding amounts, other than the $390.0 million in aggregate principal amount under TMCL’s Series 2011-1 Fixed Rate Asset Backed Notes, are subject to variable interest rates. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. Our interest rate swap agreements have termination dates through December 2015. Our interest rate cap agreements have termination dates through November 2015. There can be no assurance that these interest rate caps and swaps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot assure you that they will stay in compliance with the related derivative agreements and not otherwise default in the future. If we are unable to obtain interest rate caps and swaps or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2011

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer